January 16, 2009
Ms. Kate McHale
Staff Attorney
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Fidelity Southern Corporation Preliminary Proxy Statement on Schedule 14A Filed January 6, 2009 File No. 000-22374
Dear Ms. McHale:
     We are writing with respect to the preliminary proxy statement on Schedule 14A of Fidelity Southern Corporation (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on January 6, 2009 (the “Proxy Statement”). Concurrently with the filing of this letter, the Company is filing a revised preliminary Proxy Statement (the “Revised Proxy Statement”). Such filing was prepared in response to the comments of the SEC’s staff as set forth in a comment letter dated January 8, 2009.
     The Company has included in the Revised Proxy Statement additional information regarding our participation in the Capital Purchase Program. This additional information begins on page 5.
     Additionally, the Company has included in the Revised Proxy Statement condensed pro forma financial statements that show the pro forma impact assuming the Company received TARP proceeds. The pro forma data is shown for the year ended December 31, 2007 and the nine months ended September 30, 2008. The Company has also included in the Revised Proxy Statement the information called for by Item 13(a) of Schedule 14A. The pro forma information begins on page 7 of the Revised Proxy Statement and continues through page 10.
     In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, the Company acknowledges that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.
     If you have any questions regarding the foregoing or the Revised Proxy Statement, please contact the undersigned at (404) 240-1516.

Sincerely, Stephen H. Brolly Chief Financial Officer